SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-24592
                                                         CUSIP Number: 888733102

                                                NOTIFICATION OF LATE FILING

(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K  [X] Form 10-Q
              [_] Form 10-D  [_] Form N-SAR [_] Form N-CSR

     For Period Ended:  June 30, 2007

      [_]   Transition Report on Form 10-K
      [_]   Transition Report on Form 20-F
      [_]   Transition Report on Form 11-K
      [_]   Transition Report on Form 10-Q
      [_]   Transition Report on Form N-SAR

     For the Transition Period Ended:  _________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Tix Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

12001 Ventura Place, Suite 340
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Address of Principal Executive Office (Street and Number)

Studio City, California 91604
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City, State and Zip Code

PART II - RULE 12b-25(b)AND(c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


        | (a) The reason described in reasonable detail in Part III of this
        | form could not be eliminated without unreasonable effort or
        | expense;
        |
        | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
 [x]    | portion thereof, will be filed on or before the fifteenth
        | calendar day following the prescribed due date; or the subject
        | quarterly report or transition report on Form 10-Q or subject
        | distribution report on Form 10-D, or portion thereof, will be
        | filed on or before the fifth calendar day following the
        | prescribed due date; and
        |
        | (c) The accountant's statement or other exhibit required by Rule
        | 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company has incurred a delay in assembling the information required to be included in its June 30, 2007 Form 10-QSB Quarterly Report. The Company expects to file its June 30, 2007 Form 10-QSB Quarterly Report with the Securities and Exchange Commission by August 20, 2007.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Mitch Francis            (818)               761-1002
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                (Name) (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [_] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company acquired Any Event Tickets effective March 14, 2007, and its operations have been consolidated with the Company's operations from that date forward. As a result of the impact of the operations of Any Event Tickets on the Company's consolidated operations, the Company expects to report a significant increase in revenues and operating expenses for the three months and six months ended June 30, 2007, as compared to the three months and six months ended June 30, 2006. In addition, the Company paid significant consulting fees during the three months and six months ended June 30, 2007. The Company expects to report a substantially increased loss from operations and net loss for three months and six months ended June 30, 2007, as compared to the three months and six months ended June 30, 2006.


                                 Tix Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 14, 2007                 By:  /s/ MITCH FRANCIS
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                                            Mitch Francis
                                            Chief Financial Officer